SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               SCHEDULE 14D-1
                             (FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. 21)


                             AQUA ALLIANCE INC.
                         (NAME OF SUBJECT COMPANY)

                                  VIVENDI
                        AQUA ACQUISITION CORPORATION
                                 (BIDDERS)
                              ________________

              CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                                    AND
    WARRANTS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ________________

                                 038367108
                                 038367116
                   (CUSIP NUMBERS OF CLASS OF SECURITIES)
                              ________________

                               MICHEL AVENAS
                        AQUA ACQUISITION CORPORATION
            C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                              800 THIRD AVENUE
                                 38TH FLOOR
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 753-2000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                  COPY TO:
                          MARTHA E. MCGARRY, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000




                         CALCULATION OF FILING FEE

      TRANSACTION VALUATION*              AMOUNT OF FILING FEE
           $97,091,876                          $19,418

 -------------------------
   * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 32,935,254 shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a price of $2.90 per Share net to the seller in cash, without interest thereon and 3,949,099 warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant. Such number of Shares represents the 31,551,754 Shares outstanding as of July 9, 1999, not owned by Vivendi, a sociEtE anonyme organized under the laws of the Republic of France and its wholly owned affiliates, and assumes the issuance prior to the consummation of the Offer of 1,383,500 Shares upon the exercise of outstanding options. Such number of Warrants represents the 3,949,099 Warrants outstanding as of July 9, 1999.
 ** The amount of the filing fee calculated in accordance with Regulation 240.1-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount previously paid:  $19,418     Form or Registration No.: Schedule
                                                               14D-1/13SD
 Filing Parties: Vivendi and Aqua     Date Filed: July 16, 1999
          Acquisition Corporation




 CUSIP NOS. 038367108/038367116     14D-1 AND 13D
 ---------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Aqua Acquisition Corporation
 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (X)
                                                                (b) ( )
 ---------------------------------------------------------------------------
 3    SEC USE ONLY

 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS

         AF
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                     ( )
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
 ---------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         187,643,707 shares of Class A Common Stock*
 ---------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                 ( )
 ---------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          99%
 ---------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         CO
 ---------------------------------------------------------------------------
 * The 187,643,707 shares of Class A Common Stock include 3,909,643
   Warrants to purchase Class A Common Stock which are immediately exercisable on a one-Warrant-for-one-Share basis.




 CUSIP NOS. 038367108/038367116         14D-1 AND 13D
 ---------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Vivendi (FORMERLY NAMED COMPAGNIE GENERALE DES EAUX)
 ---------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  (X)
                                                                  (b)  ( )
 ---------------------------------------------------------------------------
 3    SEC USE ONLY

 ---------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        WC; OO
 ---------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                  ( )
 ---------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         REPUBLIC OF FRANCE
 ---------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         187,643,707 shares of Class A Common Stock*
 ---------------------------------------------------------------------------
 8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                              ( )
 ---------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         99%
 ---------------------------------------------------------------------------
 10   TYPE OF REPORTING PERSON

         CO
 ---------------------------------------------------------------------------
 * Vivendi claims beneficial ownership of the 187,643,707 shares of Class
   A Common Stock owned by its indirect wholly owned subsidiary Aqua Acquisition Corporation. In addition, the 187,643,707 shares of Class A Common Stock include 3,909,643 Warrants to purchase Class A Common Stock which are immediately exercisable on a one-Warrant-for-one-Share basis.



                                TENDER OFFER

      This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1(the "Statement") filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999 relating to the offer by Aqua Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Vivendi ("Parent"), a sociEtE anonyme organized under the laws of the Republic of France, to purchase all of the outstanding shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a purchase price of $2.90 per Share, net to the seller in cash, without interest and all outstanding Warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 and in the related Letter of Transmittal (which together constitute the "Offer").

      This Statement also constitutes Amendment No. 21 to Schedule 13D with respect to the beneficial ownership of each of the Purchaser and Parent with respect to the Shares. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1.

 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      Following expiration of the Offer at 12:00 Midnight, New York City Time, on August 12, 1999, the Purchaser accepted for payment all Shares and Warrants validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to tendering stockholders' and Warrantholders' compliance with guaranteed delivery procedures, 30,019,389 Shares and 3,909,643 Warrants, representing approximately 18.3 percent of the total outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. As a result of the Offer, the Purchaser and Parent beneficially own approximately 99 percent of the outstanding Shares of the Company.


                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: August 18, 1999


                                      AQUA ACQUISITION CORPORATION


                                      By:  /s/ Michel Avenas
                                         ------------------------------
                                      Name:   Michel Avenas
                                      Title:  President


                                      VIVENDI


                                      By:  /s/ Daniel Caille
                                        ------------------------------
                                      Name:   Daniel Caille
                                      Title:  Directeur